May 1, 2018

VIA EDGAR

David Lin

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spirit of Texas Bancshares, Inc.
Registration Statement on Form S-1
Filed on April 6, 2018, as amended on April 26, 2018
File No. 333-224172

Dear Mr. Lin,

Spirit of Texas Bancshares, Inc., a Texas corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form S-1 (File No. 333-224172) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 pm, Eastern Time, on May 3, 2018, or as soon thereafter as practicable. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby authorizes Alex Frutos of Jackson Walker L.L.P. to orally modify or withdraw this request for acceleration. Please contact Mr. Frutos at (214) 953-6012 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Spirit of Texas Bancshares, Inc.

By:	/s/ Dean O. Bass
Dean O. Bass
Chairman and Chief Executive Officer